1934 Act Registration No. 000-50631

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2005

TOM Online Inc.

(Translation of registrant’s name into English)

8th Floor, Tower W3, Oriental Plaza

No. 1 Dong Chang An Avenue

Beijing, China 100738

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .)

EXHIBITS

Exhibit Number		Page
1.1	Press Release dated November 29, 2005	4

FORWARD-LOOKING STATEMENTS

The Press Release of TOM Online Inc. (the “Company”), constituting Exhibit 1.1 to this Form 6-K, contains statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company in mainland China and in other markets, the continued growth of the telecommunications industry in China and in other markets, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China and elsewhere, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies by relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, India and other countries where the Company conducts business operations, including, without limitation, the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see “Item 3 – Key Information – Risk Factors” section of the Company’s annual report on Form 20-F (File No. 000-50631) as filed with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOM ONLINE INC.

Date: November 30, 2005	By:	/s/ Peter Schloss
	Name:	Peter Schloss
	Title:	Chief Legal Officer

Exhibit 1.1

TOM ONLINE, INTEL LAUNCH CHINA’S FIRST I-CAFÉ MUSIC STUDIO

PARTNERSHIP TO LEVERAGE TOM ONLINE’S “WANLEBA” DIGITAL

MUSIC PLATFORM

(Beijing, November 29, 2005) TOM Online Inc. (Nasdaq: TOMO; Hong Kong GEM stock code: 8282), China’s leading wireless Internet company, recently announced a partnership with Intel China Ltd. to be the key platform provider for the launch of the Intel i-Café Music Studio in the Chinese city of Zhengzhou in Henan province.

Aspiring Chinese singers and songwriters can now take advantage of the first Internet café in Zhengzhou to be equipped with Intel’s advanced digital home entertainment technologies enabling budding musicians to upload their music directly onto TOM Online’s innovative online music platform Wanleba . Through this cooperation singers/songwriters can share their music with TOM Online’s national audience through tom.com and leverage TOM Online’s market leading wireless distribution channels.

Intel China General Manager Yit Loong Lai, said : “In our continuing efforts to make Internet cafes an exciting and wholesome gathering place for everyone, Intel and TOM Online have joined together on the i-Café Music Studio community project to promote a positive image of internet cafes. We believe that TOM Online’s Wanleba based music platform is helping drive the trend towards more user-generated and rich multimedia content on the Internet, enabled in part by advanced technologies on the Intel platform.”

—more—

TOM Online Chief Executive Officer and Executive Director Wang Lei Lei, said: “Digital music and entertainment have been a major driving force behind the growth of the Chinese Internet market. As a leading wireless Internet company in China, it has always been TOM Online’s goal to make Wanleba the online platform of choice for user-generated music content. Through this partnership with Intel, I hope we can further stimulate the creativity of singers/songwriters and the continued growth of China’s digital music industry.”

At the opening ceremony of the Intel i-Café Music Studio in Zhengzhou on November 26th, attending dignitaries included senior officials from the Department of Culture of Henan Province, top internet singers and internet café owners. Hundreds of music fans and Internet users also witnessed and experienced the joy of creating and sharing music online and through the mobile phone.

The Zhengzhou Intel i-Café Music Studio is the first of 13 such venues to be opened across China where the public can go to record their own music using Intel’s advanced home entertainment music platforms.

The Intel i-Café Music Studio project is part of a series of the “Intel iCafe Community Day” program launched by Intel and the industry players to promote computer literacy through education, healthy entertainment and e-commerce activities. The company has carried out a series of charity programs since September in Chinese cities including Xi’an and Changchun.

ENDS

About TOM Online Inc. :

TOM Online Inc. (NASDAQ: TOMO; Hong Kong GEM stock code: 8282,) is a leading mobile internet company in China, operating one of the most successful Internet portals in China (www.tom.com) and offering a wide variety of online and mobile services, including wireless internet and online advertising. In the wireless internet arena, TOM Online provides a diverse range of services such as SMS, MMS and WAP, and is the largest player of wireless internet voice business. As at March 31, 2005, TOM Online is the only portal in China that enjoyed a top three ranking in every wireless internet service segment.

About Intel

Intel, the world’s largest chip maker, is also a leading manufacturer of computer, networking and communications products. Additional information about Intel is available at www.intel.com/pressroom.

Intel is a trademark or registered trademark of Intel Corporation or its subsidiaries in the United States and other countries.

Media enquiries:

Rico	Ngai

TOM Online Inc.

Tel: +86 (010) 6528-3399 ext 6940

Mobile: +86 139-118-95354

E-mail: ricongai@tomonline-inc.com